

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 14, 2017

<u>Via E-mail</u>
Mr. Periclis Pericleous
Chief Financial Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

> **Re: Express, Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 30, 2016**
> **Response dated February 28, 2017**
> **File No. 001-34742**

Dear Mr. Pericleous:

We have reviewed your February 28, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2017 letter.

<u>Form 10-K for Fiscal Year Ended January 30, 2016</u>

<u>Note 1 – Description of Business and Basis of Presentation, page 40</u>
<u>Segment Reporting, page 46</u>

1. In order to help us better evaluate your prior responses, please provide us with a sample of the following materials:

   - the daily financial performance reports received by the CODM;

   - the weekly sales report, Weekly Performance Summary and New Store Performance Report received by the CODM;

- the monthly Profit & Loss Meeting Performance Summary and comparable sales reports received by the CODM;

- financial reports and related financial performance materials regularly reviewed at the weekly Executive Team Meetings; and

- financial reports and related financial performance materials regularly presented to the Board of Directors.


You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.


Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining